SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

HAIPING LI *

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 15, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Jupai Holdings Limited (CIK No. 0001616291)

Registration Statement on Form F-1

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on May 28, 2015.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 11, 2015. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 21 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Prospectus Summary, page 1

Our Relationship with E-House and Acquisition of E-House Capital, page 7

1.                                      Throughout the prospectus, particularly in subheadings, you state that you are acquiring E-House Capital. However, in the financial statements it appears that you are acquiring Scepter Pacific. Please revise the document throughout to present the nature of your acquisition consistently, including the name of the company being acquired.

In response to the Staff’s comment, the Company has revised the relevant disclosure throughout the Registration Statement to clarify that the Company has agreed to acquire Scepter Pacific, the holding company of E-House Capital, which is currently a business unit of  E-House (China) Holdings Limited.

2.                                      We note the revised disclosure in response to comment 6 of our letter dated May 22, 2015 disclosing the pro forma assets and earnings of the combined Jupai and Scepter entity. In order for investors to better understand the impact of the Scepter acquisition, please revise this section to disclose the corresponding earnings and assets of Jupai in the same periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 8 and 72 of the Registration Statement to disclose, where aggregate assets under management by the combined entity of the Company and Scepter are disclosed, the corresponding assets under management of the Company.  The Company respectfully advises the Staff that on the aforementioned pages of the Registration Statement, the Company has, in earlier drafts of registration statements and the current Registration Statement, disclosed its net income in the corresponding periods for which pro forma information was provided.

Risk Factors, page 17

We may be adversely affected by the complexity, uncertainties and changes..., page 38

3.                                      Please revise this risk factor to provide investors with an idea of the extent to which funds that rely on entrustment loans impacted your product sales in 2014 and so far in 2015, as disclosed on page 121 in response to comment 4 of our letter dated May 22, 2015.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement.

We may be classified as a passive foreign investment company, or PFIC..., page 57

4.                                      Please revise this risk factor to state, as you state on page 180, that you do not intend to provide your U.S. holders with information to make a qualified electing fund election. The revised risk factor should clarify that without the fund election, the possible tax consequences of being a PFIC for U.S. holders may be significant.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79 Overview, page 79

5.                                      We note your disclosure regarding recurring management fees as a percentage of total revenues on page 79 and within the tabular presentation on page 80. We also note from your response to comment 4 of our letter dated May 22, 2015 and the revised registration statement that a significant amount of carried interest was recognized in the three-month period ended March 31, 2015 with more expected to be recognized in the near future. Please revise here and elsewhere (such as Note 10 on page F-70) to disaggregate the recognized carried interest within recurring management fees or provide supplemental disclosure. For example, provide footnotes to the table and/or parenthetically provide recurring service and management fees excluding recognized carried interest (quantify the amount), as a percentage of total revenues, such that an investor may differentiate this component of recurring management fees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79, 80 and F-70 of the Registration Statement. The Company respectfully advises the Staff that  the Company’s recurring service fees do not include carried interest.

Industry, page 107

Asset management services, page 119

6.                                      We note your response and revisions related to comment 4 of our letter dated May 22, 2015; however, it is not clear how you addressed each of the points identified. Therefore we are reissuing our comment in part. Please revise the table on page 119 to include the following information:

•                  Disclose the current value of the investment or net asset value. In this regard, we note the column titled “fund size”; however it is not clear what this amount represents. Revise the disclosure to clarify.

•                  Disclose the amount(s) the funds must distribute to their investors as a return of capital and a preferred return (if applicable) before a performance fee/carried interest from the fund may be earned.

•                  Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement.  The Company respectfully advises the Staff that, as disclosed on page 121 of the Registration Statement, the Company charges carried interest at a fixed rate for the portion in excess of the applicable carried interest threshold is met.

Regulation, page 130

Regulations on Foreign Exchange, page 139

7.             We note your disclosure on page 140 that SAFE Circular 142 will be superseded in part by SAFE Circular 19. Please revise this disclosure to discuss the changes in how the regulations impact your business since SAFE Circular 19 became effective on June 1. The revised disclosure should provide investors with more information on how your business is impacted, including the ability to provide the funds from this offering to your PRC operations, or to receive dividends from those operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 143 of the Registration Statement.

Comment #18 in letter dated August 15, 2014

In addition to the comments contained in the Staff’s letter dated June 11, 2015, reference is made to the Company’s response in its letter dated April 1, 2015 in response to comment #18 in the Staff’s letter dated August 15, 2014. The Company recently proposed to engage JPMorgan Chase Bank, N.A. as depositary for ordinary shares of the Company represented by American depositary shares, and hereby furnishes, for the Staff’s review, the analysis requested by this comment. The body of comment #18 is repeated below in bold.

Please tell us, with a view towards revised disclosure, regarding the obligations of the custodian to sell or hold any assets distributed to holders of the ordinary shares, in the event that the custodian determines that distribution of the property is illegal or impractical.

The Company, after consulting the depositary, respectfully advises the Staff that the custodian is not a party to the Deposit Agreement and is not obligated under the Deposit Agreement to sell any assets in the circumstances referenced in the comment. The custodian acts as agent to the depositary and, as such, its actions will be based on both its internal procedures and its obligations under local law (which neither the Company nor the depositary is in a position to opine on) and instructions received from the depositary.

If, however, the Staff meant to refer to the depositary instead of the custodian in the comment, then the Deposit Agreement describes how such matters should be handled. For example, if the depositary decides that the assets cannot be distributed to holders of American depositary shares, the depositary may try to sell them.  If not, and if a distribution of assets is determined to be illegal, the Company will respond to the ramifications, if any.

The form of Deposit Agreement will be filed under Exhibit 4.3 to the Registration Statement once available.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP